UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Chemspec International Limited

(Name of Issuer)

Chemspec International Limited

Halogen Limited

Halogen Mergersub Limited

Jianhua Yang

Primavera Capital (Cayman) Fund I L.P.

Weinian Qi

Yunlong Yuan

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.01 per share

American Depositary Shares, each representing 60 Ordinary Shares

(Title of Class of Securities)

163868102*

(CUSIP Number)

Chemspec International Limited Zixin Wang No. 200, Wu Wei Road, Shanghai 200331 People’s Republic of China +86 (21) 6363 9090	Jianhua Yang No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090	Primavera Capital (Cayman) Fund I L.P. Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street Central, Hong Kong +852 3767 5001

Yunlong Yuan No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090		Weinian Qi No. 200, Wu Wei Road Shanghai 200331 People’s Republic of China +86 (21) 6363 9090

Halogen Limited Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street, Central, Hong Kong +852 3767 5001		Halogen Mergersub Limited Jie Lian Lawrence Wang Suite 5801, Two International Finance Centre 8 Finance Street, Central, Hong Kong +852 3767 5001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	This CUSIP applies to American Depositary Shares, each representing 60 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

With copies to:

Gregory D. Puff, Esq. Shearman & Sterling LLP 12th Floor, Gloucester Tower The Landmark, 15 Queen’s Road, Central Hong Kong	Douglas C. Markel, Esq. Simpson Thacher & Bartlett LLP 3919 China World Tower 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	David T. Zhang, Esq. Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐ The filing of a registration statement under the Securities Act of 1933.

c	☐ A tender offer

d	☑ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**

$ 125,440,620.89	$14,563.66

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.1350 for 920,650,299 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 340,068 options to purchase American Depositary Shares (“ADSs”) as of July 1, 2011 (assuming no cancellations, retirements or new issuances) multiplied by $3.39 per ADS (which is the difference between $8.10 per ADS merger consideration and the weighted average exercise price of $4.71 per ADS ((a) and (b) together, the “Transaction Valuation”)).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, was calculated by multiplying the Transaction Valuation by 0.0001161.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,500.00

Form or Registration No.: S-8

Filing Party: Chemspec International Limited

Date Filed: May 5, 2010

i

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Chemspec International Limited, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value HK$0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American Depositary Shares (“ADSs”), each ADS representing 60 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Dr. Jianhua Yang, chairman of the board of directors and chief executive officer of the Company, (c) Primavera Capital (Cayman) Fund I L.P. (“Primavera”), a limited partnership organized under the laws of the Cayman Islands, (d) Mr. Weinian Qi, a management member of the Company, (e) Mr. Yunlong Yuan, a management member of the Company, (f) Halogen Limited, a Cayman Islands company (“Parent”) beneficially owned by Dr. Jianhua Yang and Primavera, and (g) Halogen Mergersub Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the agreement and plan of merger dated as of March 21, 2011 (the “merger agreement”), by and among the Company, Parent, Merger Sub and Dr. Jianhua Yang. If the Merger Agreement is adopted by the Company’s shareholders and the other conditions to the closing of the merger (as defined below) are satisfied or waived, Parent will acquire the Company through the merger of Merger Sub with and into the Company (the “merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent.

If the merger is completed, each Share, issued and outstanding immediately prior to the effectiveness of the merger will be cancelled in exchange for the right to receive $0.1350 per Share and each ADS will represent the right to receive $8.10 per ADS (less 5¢ per ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, dated as of June 29, 2009, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”), in each case in cash without interest, excluding (i) Shares beneficially owned by Dr. Jianhua Yang or any person controlled by Dr. Jianhua Yang (the “Founder Shares”) prior to the effective time of the merger (the “Effective Time”) which will be cancelled for no consideration; (ii) Shares beneficially owned by Mr. Weinian Qi or Mr. Yunlong Yuan or any person controlled by either of the foregoing prior to the Effective Time (the “Management Shares”) which will be cancelled for no consideration; or (iii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenting Shares”, and together with the Founder Shares and the Management Shares, the “Excluded Shares”) which will be cancelled for their appraised or other agreed value. Shares reserved under the Company’s share incentive plan adopted as of January 1, 2008 that have been provisionally deposited with the depositary for the ADSs and are not subject to any outstanding option under the Company’s share incentive plan will be cancelled for no consideration. In addition, the surviving company will make to each holder of outstanding vested options to purchase Shares under the Company’s share incentive plan an unconditional and irrevocable offer which, if accepted by such holder, will result in such vested options being cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a cash payment equal to the number of Shares underlying such option immediately prior to the Effective Time multiplied by the amount by which $0.1350 exceeds the exercise price per Share of such vested option, without interest and less any applicable withholding taxes. The surviving company will make to each holder of outstanding unvested options to purchase Shares under the Company’s share incentive plan an unconditional and irrevocable offer which, if accepted by such holder, will result in such unvested options being cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a restricted cash award in the amount equal to the number of Shares underlying such option multiplied by the amount by which $0.1350 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferrable. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, without interest and less any applicable withholding taxes. The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by (i) a special resolution, being a resolution authorizing the merger passed by a majority of not less than two-thirds of such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and (ii) an affirmative vote of shareholders representing more than 50% in value of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, excluding the Founder Shares and the Management Shares.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders will consider and vote upon, among other proposals, a proposal to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross references below show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company ADSs, Dividends and Other Matters”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference.

“Transactions in the Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Person

(a) Name and Address. Chemspec International Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors”

“The Extraordinary General Meeting”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Related Party Transactions”

“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Purpose and Reasons for the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Plans for the Company after the Proposed Merger”

“Special Factors—Financing”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

“The Merger Agreement”

“Transactions in the Shares and ADSs”

“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

“Special Factors—Plans for the Company After the Proposed Merger”

“Special Factors—Financing”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Summary Term Sheet—Plans for the Company after the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Purpose of and Reasons for the Proposed Merger”

“Special Factors—Effect of the Proposed Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Proposed Merger”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Effect of the Proposed Merger on the Company”

“Special Factors—Plans for the Company after the Proposed Merger”

“Special Factors—Effect on the Company if the Merger is not Completed”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Material PRC Income Tax Consequences”

“Material Cayman Islands Tax Consequences”

“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Proposed Merger”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

“Special Factors—Background of the Proposed Merger”

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“The Extraordinary General Meeting—Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger”

“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2009 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2009, as amended, originally filed on June 17, 2010 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial Information”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated             , 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(6) Press Release dated March 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 21, 2011.

(b)-(1) Facility Agreement dated as of March 21, 2011, by and among Parent, Merger Sub and Standard Chartered Bank (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(b)-(2) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Primavera, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(b)-(3) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Dr. Jianhua Yang, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated March 19, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey for discussion with the independent committee of the board of directors of the Company, dated March 18, 2011.

(d)-(1) Agreement and Plan of Merger dated as of March 21, 2011, by and among the Company, Dr. Jianhua Yang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Support Agreement dated as of March 21, 2011, by and among Primavera SPV Ltd., Dr. Jianhua Yang, Credit Suisse Trust Limited and Wise Lion Limited, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(3) Delegation of Voting Power Agreement dated as of March 21, 2011, by and among Credit Suisse Trust Limited, Primavera SPV Ltd. and Dr. Jianhua Yang.

(d)-(4) Limited Guaranty dated as of March 21, 2011, by Primavera in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(5) Limited Guaranty dated as of March 21, 2011, by Dr. Jianhua Yang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(6) Letter Agreement dated as of March 21, 2011, by and among Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2011

Chemspec International Limited

By:	/s/ Zixin Wang
Name: Zixin Wang

Title: Vice President and Director

Halogen Limited

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Title: Director

By:	/s/ Jie Lian
Name: Jie Lian

Title: Director

Halogen Mergersub Limited

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Title: Director

By:	/s/ Jie Lian
Name: Jie Lian

Title: Director

Primavera Capital (Cayman) Fund I L.P.

By:	Primavera Capital (Cayman) GP1 L.P., its General Partner

By:	Primavera (Cayman) GP1 Ltd, its General Partner

/s/ Fred Hu
Name: Fred Hu

Title: Director

Jianhua Yang

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Weinian Qi

By:	/s/ Weinian Qi
Name: Weinian Qi

Yunlong Yuan

By:	/s/ Yunlong Yuan
Name: Yunlong Yuan

Exhibit Index

(a)-(1) Proxy Statement of the Company dated             , 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Form of Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(6) Press Release dated March 21, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 21, 2011.

(b)-(1) Facility Agreement dated as of March 21, 2011, by and among Parent, Merger Sub and Standard Chartered Bank (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(b)-(2) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Primavera, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(b)-(3) Equity Commitment Letter dated as of March 21, 2011, by and between Parent and Dr. Jianhua Yang, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated March 19, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey for discussion with the independent committee of the board of directors of the Company, dated March 18, 2011.

(d)-(1) Agreement and Plan of Merger dated as of March 21, 2011, by and among the Company, Dr. Jianhua Yang, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Support Agreement dated as of March 21, 2011, by and among Primavera SPV Ltd., Dr. Jianhua Yang, Credit Suisse Trust Limited and Wise Lion Limited, incorporated herein by reference to Exhibit 7.06 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(3) Delegation of Voting Power Agreement dated as of March 21, 2011, by and among Credit Suisse Trust Limited, Primavera SPV Ltd. and Dr. Jianhua Yang.

(d)-(4) Limited Guaranty dated as of March 21, 2011, by Primavera in favor of the Company, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(5) Limited Guaranty dated as of March 21, 2011, by Dr. Jianhua Yang in favor of the Company, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(d)-(6) Letter Agreement dated as of March 21, 2011, by and among Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D filed by Primavera SPV Ltd., Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P., Primavera (Cayman) GP1 Ltd and Fred Zuliu Hu with the Securities and Exchange Commission on March 31, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the Section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.